Mail Stop 3561

November 15, 2006

Mr. David Block Temin, Corporate Vice President
Elbit Systems Ltd.
Advanced Technology Center
Haifa, Israel 31053

      Re: **Elbit Systems Ltd.**
                Form 20-F/A for the year ended December 31, 2005
                Filed July 6, 2006
                File No. 000-28998

Dear Mr. Temin:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief